SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
         AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No. __)*


                           ACADIANA BANCSHARES, INC.
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                              (Name of Issuer)


                  COMMON STOCK, $.01 PAR VALUE PER SHARE
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                       (Title of Class of Securities)


                                004280 10 3
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                               (CUSIP Number)


                             James J. Montelaro
                         Acadiana Bancshares, Inc.
                         101 West Vermilion Street
                        Lafayette, Louisiana 70501
                               (337) 232-4631
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(Name, Address, Telephone Number of Persons Authorized to Receive Notices and
 Communications)

                              April 3,  2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 6 Pages



CUSIP No.  004280 10 3                 13D                   Page 2 of 6 Pages



1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       James J. Montelaro

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                 (b) [  ]

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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       PF
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                         [  ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

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                   7.    SOLE VOTING POWER

                         63,954
NUMBER OF SHARES  ------------------------------------------------------------
 BENEFICIALLY      8.    SHARED VOTING POWER
 OWNED BY EACH
REPORTING PERSON         8,389
     WITH         ------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER

                         63,954
                  ------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         8,389
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       72,343

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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                       [  ]

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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%

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14.    TYPE OF REPORTING PERSON*

       IN
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CUSIP No.  004280 10 3                 13D                   Page 3 of 6 Pages




ITEM 1.  SECURITY AND ISSUER.

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock, $.01 par value per share ("Common Stock"), of Acadiana BancShares, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 101 West Vermilion Street, Lafayette, Louisiana 70501.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  James J. Montelaro ("Reporting Person").

     (b) The Reporting Person's business address is the Issuer's principal executive office, 101 West Vermilion Street, Lafayette, Louisiana 70501.

     (c) The Reporting Person is the Executive Vice President of the Issuer and a member of the Board of Directors of the Issuers. The Issuer's name and address are as provided in Item 1.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person beneficially owns 4,370 shares of Common Stock granted pursuant to the Recognition and Retention Plan ("RRP"), which are held in the RRP Trust; 43,198 shares of Common Stock held directly; and 4,265 shares of Common Stock granted pursuant to the Issuer's Employee Stock Ownership Plan ("ESOP"). The Reporting Person acquired beneficial ownership of 4,124 shares through his retirement plan. The Reporting Person also has been granted options to purchase an aggregate of 16,386 shares of Common Stock pursuant to the Issuer's stock option plan which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting Person. All purchases by the Reporting Person were made with personal funds.


CUSIP No.  004280 10 3                 13D                   Page 4 of 6 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person is presently a Director and the Executive Vice President of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person does not intend to obtain control of the Issuer.

     The Reporting Person has been informed that in order to acquire 10% or more of the Issuer's shares of Common Stock certain governmental approvals may be required. The Reporting Person does not currently intend to acquire or offer to acquire 10% or more of the Issuer's shares of Common Stock which would require him to apply for such approvals. However, any determination to purchase additional shares of Common Stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of his shares of Common Stock at any time.

     The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 72,343 shares of Common Stock which represents approximately 5.1% of the outstanding shares of Common Stock. At the date hereof, 1,414,821 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock as reported in the Issuer's Form 10-Q filed on November 14, 2000.

CUSIP No.  004280 10 3                 13D                   Page 5 of 6 Pages


     (b) The Reporting Person has sole voting and dispositive power with respect to 63,954 shares of Common Stock which includes 4,370 shares held in the RRP Trust which may be voted by him and 16,386 shares of Common Stock which may be purchased upon the exercise of stock options. The Reporting Person has shared voting and dispositive power with respect to 4,265 shares of Common Stock held in the ESOP; and 4,124 shares of Common Stock held in his retirement plan.

     (c) The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options and restricted stock grants. The Reporting Person is a Director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a Director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.


     Not applicable.


CUSIP No.  004280 10 3                 13D                   Page 6 of 6 Pages


                            Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





                                      /s/ James J. Montelaro
                                      ----------------------
                                      James J. Montelaro




                                      Date: December 27, 2000